

April 1, 2015

<u>Via E-mail</u>
Mr. Aaron J. Pearce
Senior Vice President & Chief Financial Officer
Brady Corporation
6555 West Good Hope Road
Milwaukee, WI 53223

  Re: **Brady Corporation**
    Form 10-K
    Filed September 29, 2014
    File No. 1-14959

Dear Mr. Pearce:

  We have reviewed your response dated March 26, 2015, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended July 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Operating Results, page 16</u>
<u>Results of Operations, page 17</u>

1. We note your response to comment 3 in our letter dated March 16, 2015. Please quantify the impact fluctuations in geographic earnings mix and restructuring charges had on your effective tax rate, as each material factor impacting your effective tax rate should be quantified. In this regard, disclosure of each material item included in the "International rate differential" line item should be disclosed and quantified. As noted in comment 2 in our letter dated March 16, 2015, foreign pre-tax income significantly increased during fiscal year 2014 as compared to fiscal year 2013. As such, please disclose the amount of pre-tax earnings for each material jurisdiction along with each jurisdiction's statutory and effective tax rates and any material reconciling items between the statutory and effective

tax rates. Finally, if there are any material trends, uncertainties and expectations associated with these material jurisdictions, please provide a discussion and analysis of these items.

Critical Accounting Estimates, page 28
Goodwill and Other Indefinite-Lived Intangible Assets, page 29

2. We note your response to comment 5 in our letter dated March 16, 2015. Please expand the list of the factors management is monitoring and could result in a reasonably possible change to the material assumptions used to estimate the fair value of the PeopleID reporting unit to provide investors with more information about how each factor could result in a reasonably possible change to a material assumption that is specific to the People ID reporting unit. In this regard, the list of factors provided are general and could be applied to any of your reporting units.

12. Fair Value Measurements, page 66

3. We note your response to comment 6 in our letter dated March 16, 2015. Please confirm to us that the undiscounted cash flow analysis was less than the carrying value of the PDC customer relationship intangible asset prior to recognizing the impairment charge.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief